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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

March 9, 2021

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.,Washington, D.C. 20549

Attn: Deanna Virginio, Attorney

Re:	GBS Inc.
Registration Statement on Form S-1
Filed February 16, 2021
File No. 333-252277

Dear Ms. Virginio:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 5, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Original Filing”), filed on February 16, 2021 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in revised and amended registration statement (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-1

Results of Operations, page 34

1. We note your revised disclosure in response to our prior comment. In addition to the interim periods, please revise your disclosure to include a discussion of the Company’s results of operations covering the full fiscal years presented in your financial statements. Refer to Instruction 1 to Item 303(b) of Regulation S-K for guidance.

Response: The Amended Filing has been revised to include the above-referenced discussion of the Company’s results of operations.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Harry Simeonidis, CEO and President